April 3, 2014

Dear fellow Wells Fargo shareholder:

New Economy Project, Reinvestment Partners, and the California Reinvestment Coalition urge you to vote FOR Item #5 at the Wells Fargo Annual Shareholders Meeting on April 29, 2014.

The proposal calls on the Board of Directors, either directly or through a committee, to conduct an independent review of Wells Fargo’s internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws, and to issue a report to shareholders with findings and recommendations. Last year, this proposal received 21 percent of the shareholder vote. Since the 2013 shareholder meeting, additional strong evidence has emerged (outlined below) that this independent review is critically needed.

Our organizations work with hundreds of community-based organizations and directly with homeowners in communities of color and are concerned that Wells Fargo’s mortgage servicing practices are disproportionately harming residents in communities of color. In general, black and Latino homeowners have been nearly twice as likely to lose their homes to foreclosure in the ongoing foreclosure crisis.

Wells Fargo is the nation’s largest mortgage servicer, and has been the subject of recent and ongoing investigations and litigation alleging both discrimination and widespread other improprieties in the Company’s mortgage servicing and foreclosure practices. There is continuing evidence that the Company’s mortgage servicing and foreclosure practices expose it to extraordinary risks, including the potential of losses from claims that its practices continue to harm black and Latino homeowners and communities disproportionately.

Consider the following:

In 2012, Wells Fargo entered into a $175 million settlement with the U.S. Department of Justice, and settled with the municipalities of Baltimore and Memphis, to compensate borrowers who were illegally steered into subprime home loans, or charged higher rates or fees, on the basis of their race or national origin.

In 2012, Wells Fargo, along with other large banks, was the subject of a nationwide investigation into improper mortgage servicing and foreclosure practices, which resulted in a $25 billion national mortgage settlement with 49 state Attorneys General and the Department of Justice. The national mortgage settlement required Wells Fargo to provide mortgage relief, including loan modifications with principal reduction, to homeowners across the country. The national mortgage settlement also required Wells Fargo to provide this relief through policies that do not “discriminate against any protected class of borrowers.”  Attorneys and housing counselors working with homeowners throughout the country have raised concerns that people in communities of color did not receive a fair share of relief from Wells Fargo under the settlement.  The Company has supplied no data or other information to demonstrate that it provided relief in a non-discriminatory manner.

In contrast to other servicers subject to the national mortgage settlement, Wells Fargo refused to provide any principal reduction modifications on loans that the Company serviced that were part of a private label securitization trust.  The loans in these trusts include some of the most abusive subprime loans originated in the years leading up to the financial crash, which were heavily concentrated in communities of color.  Wells Fargo’s policy therefore exposes the Company to further risk that its provision of relief under the settlement violates fair lending and fair housing laws.

In October 2013, the New York State Attorney General sued Wells Fargo for systematically violating key servicing standards from the National Mortgage Settlement regarding loan modification practices. These standards include requirements that the Company promptly acknowledge receipt of loan modification applications, make timely determinations on complete loan modification applications, and convert successful trial loan modifications to permanent modifications. The NYS Attorney General alleged that “Wells Fargo has repeatedly violated each of the Loan Modification Timeline Requirements and oftentimes violated multiple servicing standards in connection with the loan modification process of individual borrowers.”
http://www.ag.ny.gov/pdfs/NMS%20MOL.pdf

In 2013, Wells Fargo (and other large servicers) entered into yet another settlement with regulators regarding widespread problems with its loan modification and foreclosure practices, this time with the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System.  Under the terms of this settlement, Wells Fargo was required to provide additional relief, including through the provision of loan modifications, to borrowers who were harmed by deficient and illegal loan modification and foreclosure practices. The settlement mandated that Wells Fargo provide relief in a manner that does not “discriminate against any protected class of borrowers.”

In addition, in 2013, Wells Fargo settled a fair housing complaint with the U.S. Department of Housing and Urban Development for $39 million.  The complaint, brought by the National Fair Housing Alliance, was based on an undercover investigation of Wells Fargo’s bank-owned properties which found that “foreclosed properties in White areas are much better maintained and marketed by Wells Fargo than such properties are in African-American and Latino Neighborhoods.”
http://www.nationalfairhousing.org/Portals/33/News%20Release%20for%20NFHA%20Wells%20Fargo%20Complaint%20120410%20Pdf.pdf

A series of comprehensive surveys of foreclosure prevention counselors by the California Reinvestment Coalition (CRC), including one in 2013, found that in California (home to nine out of the ten metropolitan areas with the highest foreclosure rates in the nation), homeowners of color are more likely than white homeowners to be affected by improper mortgage servicing and foreclosure practices.  In the 2013 survey, the majority of counselors cited Wells Fargo as the servicer that is “most difficult to work with.”  The survey also found widespread violations of the standards set out in the national mortgage settlement, including by Wells Fargo. Preliminary findings from CRC’s 2014 survey again find counselors rating Wells Fargo the “worst servicer.”
http://www.calreinvest.org/publications/crc-reports

A February 2014 report by the U.S. Government Accountability Office (GAO) corroborated concerns about unequal outcomes for protected classes of borrowers seeking loan modifications through the federal HAMP program. In TROUBLED ASSET RELIEF PROGRAM: More Efforts Needed on Fair Lending Controls and Access for Non-English Speakers in Housing Programs, GAO’s analysis of HAMP loan-level data for four large servicers identified statistically significant differences in the rate of denials and cancellations of trial modifications and in the potential for re-default between populations protected by fair lending laws and other populations. http://www.gao.gov/products/GAO-14-117

In March 2014, allegations surfaced that in 2011 and 2012 Wells Fargo published an internal manual which appears to instruct Wells Fargo attorneys how to improperly manufacture documents showing proof of ownership when such documents are missing from the file. While this allegation raises serious concerns about the Company’s overall compliance with federal and state laws, we are further concerned that the alleged fraudulent servicing and foreclosure practices could disproportionately harm borrowers and communities of color, which are overrepresented among those at risk of foreclosure.
http://nypost.com/2014/03/12/wells-fargo-made-up-on-demand-foreclosure-papers-plan-court-filing-charges/

The above enforcement actions and other findings clearly demonstrate that the Company’s loan modification, mortgage servicing and foreclosure practices continue to present serious fair housing and fair lending compliance risks.

Wells Fargo’s Board of Directors has recommended a vote AGAINST this proposal, for the following reasons:

•
The Company’s mortgage servicing and foreclosure practices are already subject to regular examination by our federal banking regulators, extensive internal oversight and testing, and comprehensive external monitoring; and

•
Given the extensiveness of these internal and external reviews and the breadth of activities that mortgage servicing encompasses, the Board believes that the time and expense needed to conduct an additional review of compliance with fair housing and fair lending laws would not result in additional meaningful information and thus would not constitute an effective use of the Company’s resources.

Our Rebuttal and Rationale for a YES vote follows:

•
Wells Fargo’s Board of Directors has not conducted an independent review of mortgage servicing and foreclosure processes, and is instead relying on the bank’s internal review, which lacks independence.

•
The SEC, in denying the Company’s efforts in 2013 to exclude this proposal, explicitly rejected management’s argument that the Company’s internal review satisfies the proposal’s request for an independent review.

•
Given the recent failures of risk management and oversight at Wells Fargo, the Board has a heightened responsibility to be proactive and represent to the marketplace that the Board is monitoring the performance of management in preventing discrimination in the mortgage servicing area.

•
The Board of Directors is responsible for ensuring that Wells Fargo has effective policies and procedures in place to ensure that the Company is not violating anti-discrimination laws.  The potential violation of anti-discrimination laws could expose the Company to legal and reputational risks which could affect the Company’s profitability.

•
Recent legal settlements with regulators only increase the need for an independent review, as they prohibit the Company from discriminating in carrying out the provision of relief under the settlements, thereby exposing the Company to further potential legal and reputational risk.

•
If the Company does in fact conduct “extensive internal oversight and testing” for its mortgage servicing operations, including for compliance with fair lending laws, then the independent review of the Company’s internal controls that this proposal contemplates would not be the onerous or costly task that the Company claims in its arguments against this proposal.

For all of the above reasons, we believe that an independent review is necessary to reassure shareholders that the Company’s internal controls are sufficient to guard against additional extraordinary legal, regulatory and reputational risks associated with potential fair housing and fair lending violations in the Company’s mortgage servicing and foreclosure practices.

Therefore, concerned investors should vote in favor of this stockholder resolution.

Sincerely,

Josh Zinner	Peter Skillern
Co-Director	Executive Director
New Economy Project	Reinvestment Partners
New York City	Durham, North Carolina

Paulina Gonzalez
Executive Director
California Reinvestment Coalition
San Francisco